GRACEDBYGRIT, INC.

2018 ANNUAL REPORT



SOLANA BEACH, CA 92075

WWW.GRACEDBYGRIT.COM

Annual Report is dated 29 April 2019

THE COMPANY AND ITS BUSINESS

WHO WE ARE

GRACEDBY**GRIT** was a direct to consumer premium athletic apparel brand. We sold the assets of the company to HYLETE on June 1, 2018 for stock. Information about HYLETE can be found at www.hylete.com.

Here is the letter sent to investors on June 1:



June 1, 2018

Dear StartEngine Investor,

Last week we shared that **GRACED**BY**GRIT** entered into a term sheet to be acquired by HYLETE. As of today, June 1st 2018, **GRACED**BY**GRIT** has been acquired by HYLETE and we are now able to share the details of this acquisition and how it relates to your investment through StartEngine.

GRACEDBY**GRIT** is a perfect complement for HYLETE; we were looking for a partner with a powerful vision and exceptional, innovative products. We found it in our own backyard. HYLETE, also based in Solana Beach, is one of the fastest growing apparel companies and is a digitally native brand. **GRACED**BY**GRIT** has been built on the same culture and values as HYLETE which makes it a natural fit.

One of the most powerful drivers that made this deal so appealing to HYLETE was our non-profit: **GRITTY**GIRLS. We envision the message of this foundation to be the golden thread that ties together the true spirit of what HYLETE and **GRACED**BY**GRIT** want the female product line to embody: Grit and Grace. Now down to the nitty gritty...

What does acquired mean?

    GRACEDBY**GRIT** was acquired by HYLETE through an Asset Purchase Agreement. As an Asset Purchase, your purchased shares through StartEngine are still a part of the entity of **GRACED**BY**GRIT** and have been invested into HYLETE. Therefore, your investment is directly tied to the success of HYLETE.

Am I considered an investor of HYLETE?

    You are an investor in **GRACED**BY**GRIT** and **GRACED**BY**GRIT** is an investor in HYLETE so YOU are an investor in HYLETE. You will receive an email from HYLETE within the next week that outlines what it means to be an investor of HYLETE. You will be given a secure investor login on HYLETE's website and the same perks as current HYLETE investors. You will love the perks and we are so excited to be able to share those with you soon.

What are the next steps for the **GRACED**BY**GRIT** product line?

    GRACEDBY**GRIT**'s website is still up and running and taking orders. We have plenty of products to sell and wonderful summer promotions coming your way. And don't worry, your investor codes still work! Please continue to shop online. We are busy working away behind the scenes on the next steps for the future product line and are incredibly



enthusiastic about the combined efforts to create more superior products for both women and men.

What if I have questions about my investment and what this all means?

Send an email to heygirl@gracedbygrit.com.

We invite you to attend HYLETES's PRE IPO Investment Kick Off event to learn more about the future of HYLETE and **GRACED**BY**GRIT**. Please visit https://www.eventloom.com/event/home/HYLETE_ipo_kickoff to learn more and RSVP. We are so grateful and humbled by your investment.

Thank you,

Kate Nowlan and Kimberly Caccavo

OUR EMPLOYEES

GRACEDBY**GRIT** has no employees.

LEGAL STRUCTURE

We are a C corporation incorporated in Delaware as GRACEDBYGRIT, Inc. We incorporated on January 18, 2013.

LIABILITIES AND LITIGATION

We do not have any contingent liabilities or current litigation.

THE EXECUTIVE TEAM

Officers and Directors

Kimberly Caccavo	CEO/Founder and Director
Katharine Nowlan	Founder and Director
James Caccavo	Director

Kimberly Caccavo

Kimberly brought technology and business experience to **GRACEDBYGRIT**. She has been the CEO of **GRACEDBYGRIT** since she co-founded the company in January 2013. She received her BS in Chemical Engineering from UC Berkeley and started her career as a research engineer focused on metals used in the space shuttle and later on ceramic heat engines. She received an MBA from UCLA and held a variety of executive positions: ran a telephone directory business; helped privatize a latin american phone company; started a cable company; worked in Hollywood and had her own consultancy helping people start businesses.

Katharine (Kate) Nowlan

Kate is currently the VP Product Experience of **HYLETE**. She was the COO and Co-Founder of **GRACEDBYGRIT** until the sale in June 2018. She is a natural people-person. She received her BA in Sociology and Psychology from UMass Amherst. As an entrepreneur, she owned her own company, Absolutely Organized. She also launched, coached and grew a youth and masters swim program at a private health club. Kate was a youth and masters swim coach and also an executive for a non-profit in which she planned events, coordinated fundraisers and launched new programs. In addition, she privately coached women and women's running groups.

James (Jim) Caccavo

Jim Caccavo has been actively involved with **GRACEDBYGRIT** since Day One with his extensive background as Chairman of Prana and his involvement with other notable consumer goods companies. As a Member of the Board, his strong business experience helps guide business strategy, expansion plans and revenue growth. Jim is a proven entrepreneur with deep operating and financial experience. He has managed transactions in consumer products, retail, apparel, food and beverage, nutraceutical and supplements, business services, software, technology and communications. He is currently the Founder and Managing General Partner at Steelpoint Capital Partners, a San Diego based private equity firm.

RISK FACTORS

These are the principal risks that related to the company and its business:

The success of **GRACEDBYGRIT** is directly linked to the success of HYLETE.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

CACCAVO FAMILY TRUST, 38.72% ownership, PREFERRED A
KIMBERLY CACCAVO, 17.48% ownership, CLASS A COMMON STOCK
CACCAVO FAMILY TRUST, 15.58% ownership, PREFERRED B
KATHARINE NOWLAN, 14.32% ownership, CLASS A COMMON STOCK

Classes of securities

Class A Common Stock:

Authorized: 75,000,000
Issued: 13,337,000

Class A Common Stock Rights, Preferences and Restrictions

Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed upon the completion of the distributions with respect to the rights of any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

Voting Rights. The holder of each share of Class A Common Stock shall have the right to one vote, vote together with the preferred stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Election of Board of Directors: voting as a separate class, shall be entitled to elect one (1) member (the "Common Director"), and remove such Common Director and fill any vacancy caused by the resignation, death or removal of such Common Director. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1) member of the Board of Directors, who shall not be an officer or employee of the Company (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the CommonDirector and the CEO Director, unless otherwise prohibited by law. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Company (the"CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law.

Preferred Series A:

Authorized: 16,226,000
Issued: 16,226,000

Rights and Preferences The rights, preferences and privileges of the holders of the company's Preferred Series A Shares are subject to and may be adversely affected by, the rights of the holders of Preferred Series B Shares and any additional classes of preferred stock that we may designate in the future. *(Please refer to Preferred Series B stock Rights, Preferences and restrictions)*

Preferred Series A Stock Rights, Preferences, and Restrictions The rights, preferences, restrictions and other matters relating to the Preferred Stock are as follows:

Dividend Rights. Dividends at the rate per annum of $0.0032 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section A. 1. of Article V and in Section A. 2. of Article V below, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors of the Corporation (the "Board of Directors") and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Class A Common Stock or any class or series that is convertible into Class A Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Class A Common Stock and (2) the number of shares of Class A Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Class A Common Stock, at a rate per share of Series A Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Series A Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section A. 1. of Article V shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "Original Series A Issue Price" shall mean four cents ($0.04) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below):

(a)   The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Class A Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (A) Original Series D Issue Price for each outstanding share of Series A Preferred Stock and (B) any Accruing Dividends declared but unpaid thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the amount of such stock owned by each such holder.

(b)   Upon the completion of the distributions required by subparagraph (a) of this Section A. 2. of Article V, and any other distribution that may be required with respect to any series of Preferred Stock that may from time to time come into existence, the remaining assets of the

Corporation available for distribution to stockholders shall be distributed among the holders of Class A Common Stock pro rata based on the number of shares of Class A Common Stock held by each.

(f)   For purposes of this Section A. 2. of Article V, a "Deemed Liquidation Event" shall mean (i) a liquidation, dissolution, or winding up of the Corporation, (ii)

the Corporation's sale, conveyance, or other disposition of all or substantially all of its assets or business, or exclusive license of all or substantially all of the Corporation's intellectual property on a consolidated basis, (iii) a reorganization, a sale of stock, or the merger with or into or consolidation with any other entity, unless the stockholders of the Corporation immediately before such transaction continue to hold (by virtue of capital stock received in such transaction or by virtue of capital stock of the Corporation that remains outstanding following such transaction) at least 50% of the voting capital stock (on an as converted to Class A Common Stock basis) of the surviving corporation or entity or its direct or indirect parent entity immediately following such transaction.

(g)   The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

Redemption; Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section A. 2. of Article V.

(b)   In the event of a Deemed Liquidation Event referred to in Section A. 2.(f)

(ii) of Article V, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders (the "Available Proceeds"), to the extent legally available therefor, on the 120th day after such Deemed Liquidation Event (the "Deemed Liquidation Redemption Date"), to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.

(c)   If a Deemed Liquidation Event or Qualified Public Offering (as defined below) has not occurred on or prior to May 14, 2019 the holders of at least a majority of the then outstanding shares of Series A Preferred Stock may require the Corporation, to the extent it may lawfully do so, to redeem all of the outstanding Series A Preferred Stock (the "Series A Redemption Date"; collectively with the Deemed Liquidation Redemption Date, the "Redemption Date"); provided that the Corporation shall receive at least ninety (90) days prior to the Series A Redemption Date written notice of such consent of the Series A Preferred Stock. The Corporation shall effect such redemptions on the Series A Redemption Date by paying in cash in exchange for the shares of Series A Preferred Stock to be redeemed an amount equal to (A) the Series A Original Issue Price, plus (ii) any accrued and unpaid dividends with respect to such shares of Series A Preferred Stock. The total amount to be paid for Series A Preferred Stock pursuant to this Section A. 3. of Article V is hereinafter referred to as the "Series A Redemption Price." Shares subject to redemption pursuant to this Section A. 3. of Article V shall be redeemed from each holder of Series A Preferred Stock on a pro rata basis based on the number of shares of Series A Preferred Stock held by such holder in proportion to the aggregate number of shares of outstanding Series A Preferred Stock.

(d)   In the event of a redemption, the Corporation shall send written notice of the mandatory redemption (the "Redemption Notice") to each holder of record of Series A Preferred Stock not less than 40 days prior to the Redemption Date. Each Redemption Notice shall state: (i) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (ii) the Redemption Date and the Redemption Price; (iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section A. 4. of Article V); and (iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

(e)   If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, any dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefore.

Conversion. The holders of Preferred Stock shall have conversion rights ("Conversion Rights") as follows:

(a)   Right to Convert. Each holder of shares of Preferred Stock may, at any time, upon surrender to the Corporation of the certificates therefore at the principal office of the Corporation or at such other place as the Corporation shall designate, convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Class A Common Stock shall then be constituted). Each share of Series A Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series A Issue Price divided by the Series A Conversion Price. The "Series A Conversion Price" shall initially be four cents ($0.04), and shall be subject to adjustment as provided in this Section A. 4. of Article V. No fractional shares of Class A Common Stock shall be issued upon conversion of Preferred Stock; *however*, all shares of Class A Common Stock (including fractional shares) to be issued to a single holder of Preferred Stock upon conversion of such Preferred Stock shall be aggregated, and any resulting fractional share of Class A Common Stock due such holder shall be paid by the Corporation in cash equal to such fraction multiplied by the fair market value of one share Class A Common Stock as determined by the Board of Directors. Promptly following surrender of such certificates, the holder shall be entitled to receive certificates evidencing the number of shares of Class A Common Stock into which such shares of Preferred Stock are converted.

(b)   Automatic Conversion. All outstanding shares of Preferred Stock shall be deemed automatically converted upon the earlier of (A) the consummation of a firm commitment underwritten public offering of the Class A Common Stock of the Corporation with net proceeds of at least Twenty-Five Million Dollars ($25,000,000) pursuant to a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (a "Qualified Public Offering"), or (B) the written consent of the holders of a majority of the Preferred Stock of the Corporation then outstanding, voting as a single class.

(i)   On or after the date of occurrence of automatic conversion described in subparagraph (b) of Section A. 4. of Article V above, each holder of record of shares of Preferred Stock shall surrender such holder's certificates evidencing such holder's shares of Preferred Stock at the principal office of the Corporation or at such other place as the Corporation shall designate, and shall thereupon be entitled to receive certificates evidencing the number of shares of Class A

Common Stock into which such shares of Preferred Stock are converted. On the date of the occurrence of automatic conversion, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Class A Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

(c)   Adjustments to the Conversion Prices.

(i)   Adjustments for Stock Splits and Combinations. If the Corporation at any time or from time to time after the filing of this Amended and Restated Certificate of Incorporation effects a subdivision of the outstanding Class A Common Stock, the Series A Conversion Price then in effect immediately before such subdivision shall each be proportionately decreased, and conversely, if the Corporation at any time or from time to time after the filing of this Amended and Restated Certificate of Incorporation combines the outstanding shares of Class A Common Stock, the Series A Conversion Price then in effect immediately before such combination shall each be proportionately increased. Any adjustment under this subparagraph (c)(i) of Section A. 4. of Article V shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time, or from time to time after the filing of this Amended and Restated Certificate of Incorporation makes, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in shares of Class A Common Stock or in any right to acquire Class A Common Stock for no consideration, then and in each such event the Series A Conversion Price then in effect shall each be decreased as of the time of such issuance or, in the event such a record date is fixed, as of the close of business on such record date, by multiplying each of such Series A Conversion Price then in effect by a fraction (A) the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance, and (B) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution; *provided, however*, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed thereof, the Series A Conversion Price shall each be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall each be adjusted pursuant to this subparagraph (c)(ii) of Section A. 4. of Article V as of the time of actual payment of such dividends or distributions.

(iii)   Adjustment for Reclassification: Exchange and Substitution. If the Class A Common

Stock issuable upon the conversion of Preferred Stock is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares of stock dividend or a recapitalization, provided for elsewhere in this subparagraph (c) of Section A. 4. of Article V), then and in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by a holder of the number of shares of Class A Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein.

(iv)   Reorganizations. If at any time or from time to time there is a capital reorganization of the Class A Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this subparagraph (c) of Section A. 4. of Article V), then, as a part of such reorganization, provision shall be made so that the holders of Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock, the number of shares of stock or other securities or property of the Corporation, to which a holder of Class A Common Stock deliverable upon conversion would have been entitled on such capital reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section A. 4. of Article V with respect to the rights of holders of the Preferred Stock after the reorganization to the end that the provisions of this Section A. 4. of Article V (including adjustment of the Series A Conversion Price then in effect and number of shares issuable upon conversion of Preferred Stock) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable.

(d)   No Impairment. The Corporation will not, by amendment of this Amended and Restated Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section A. 4. of Article V and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against dilution or other impairment. The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock the full number of shares of Class A Common Stock deliverable upon the conversion of all the then-outstanding shares of Preferred Stock and shall take all such action and obtain all such permits or orders as may be necessary to enable the Corporation lawfully to issue such Class A Common
Stock upon the conversion of Preferred Stock.

(e)   Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of

Preferred Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(f)   Notices. Any notice required by the provisions of this Section A. 4. of Article V to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

(g)   Termination of Conversion Rights. In the event of a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.   Voting Rights. Each holder of shares of Preferred Stock shall be entitled to vote on all matters and, except as otherwise expressly provided herein, shall be entitled to the number of votes equal to the largest whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted, pursuant to the provisions of Section A. 4. of Article V hereof, on the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, in accordance with the DGCL. Except as otherwise expressly provided herein or as required by law, the holders of the Corporation's Class A Common Stock and Preferred Stock shall vote together and not as separate classes.

5.   Protective Provisions. So long as any shares of Series A Preferred Stock are outstanding and subject to any additional voting rights required by applicable law, the Corporation shall not, without the affirmative vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock voting as a class:

(a)   increase the total number of authorized shares of Class A Common Stock or Preferred Stock;

(b)   amend, waive, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, privileges, preferences or rights of the Series A Preferred Stock;

(c)   alter or amend the rights, preferences or privileges of the Series A Preferred Stock, or effect any transaction in which the Series A Preferred Stock is treated differently than any other class or series of stock of the Corporation

(d)   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(e)   effect a liquidation, dissolution, merger, recapitalization, sale or other transfer of substantially all of the Corporation's assets, sale or other transfer of a material asset of the Corporation, including, without limitation, a Deemed Liquidation Event, other than in the ordinary course of business;

(f)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Class A Common Stock solely in the form of additional shares of Class A Common Stock, (iii) repurchases of stock not exceeding $50,000.00 in the aggregate from a former employee, officer, director, consultant or other person who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors;

(g)   increase or decrease the authorized number of directors constituting the Board of Directors;

(h)   increase or decrease the number of shares of Class A Common Stock reserved for issuance pursuant to the Corporation's equity incentive plans unless approved by the Board of Directors;

(i)   incur indebtedness in excess of $50,000 other than reasonable indebtedness (i) approved by the Board of Directors, including the Series A Director, and (ii) incurred pursuant to an accounts receivable credit facility with an institutional lender; or

(g)   enter into a new line of business.

6.   Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7.   Waiver. Any of the rights, powers, preferences and other terms of any series of the Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of

the shares of such series of Preferred Stock then outstanding.

Class B Common Stock:

Authorized: 15,000,000

Issued: 1,442,550

Class B Common Stock Rights, Preferences and Restrictions

Voting Rights The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed upon the completion of the distributions with respect to the rights of any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

Drag-Along: In the event of a sale of the Company and any other event deemed a Liquidating Events as defined in the Company's Third Amended and Restated Articles of Incorporation, each holder of Class B Common Stock shall be obligated to vote all shares of the capital stock then held by him/her/it in favor of such event and take all action as reasonably requested by the Company to carry out the terms of the Liquidating Event, including executing and delivering all instruments of conveyance and transfer, and any stock purchase agreement, merger agreement or any other agreement(s) in connection with such Liquidating Event.

Rights and Preferences The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

Preferred Series B:

Authorized: 42,152,355

Issued: 10,902,354

Preferred Series B Stock Rights, Preferences, and Restrictions Dividend Rights.

(a)　　　Dividends at the rate per annum of $0.0128 per share shall accrue on　such

shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the "Series B Accruing Dividends"). Series B Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this subparagraph (a) of Section A.1. of Article V and in Section A.2. of Article V below, such Series B Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors of the Corporation (the "Board of Directors") and the Corporation shall be under no obligation to pay such Series B Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of Series A Preferred Stock or Class A Common Stock (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series B Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid and (ii) in the case of a dividend on Class A Common Stock or any class or series that is convertible into Class A Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Class A Common Stock and (2) the number of shares of Class A Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Class A Common Stock, at a rate per share of Series B Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Series B Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Preferred Stock pursuant to this subparagraph (a) of Section A.1. of Article V shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Preferred Stock dividend. The "Original Series B Issue Price" shall mean sixteen cents ($0.16) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

2.   Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below):

The holders of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series A Preferred Stock and/or Class A Common Stock by reason of their ownership thereof, an amount per share equal to the sum of Original Series B Issue Price for each outstanding share of Series B Preferred Stock and any Series B Accruing Dividends declared but unpaid thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the amount of such stock owned by each such holder.

For purposes of this Section A.2. of Article V, a "Deemed Liquidation Event" shall mean (i) a liquidation, dissolution, or winding up of the Corporation, (ii) the Corporation's sale, conveyance, or other disposition of all or substantially all of its assets or business, or exclusive license of all or substantially all of the Corporation's intellectual property on a consolidated basis, or (iii) a reorganization, a sale of stock, or the merger with or into or consolidation with any other entity, unless the stockholders of the Corporation immediately before such transaction continue to hold (by virtue of capital stock received in such transaction or by virtue of capital stock of the Corporation that remains outstanding following such transaction) at least 50% of the voting capital stock (on an as converted to Class A Common Stock basis) of the surviving corporation or entity or its direct or indirect parent entity immediately following such transaction.

The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3.   Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section A. 2. of Article V.

4.   Conversion. The holders of Preferred Stock shall have conversion rights ("Conversion Rights") as follows:

(a)   Right to Convert. Each holder of shares of Preferred Stock may, at any time, upon surrender to the Corporation of the certificates therefore at the principal office of the Corporation

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or at such other place as the Corporation shall designate, convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Common Stock shall then be constituted). Each share of Series B Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Common Stock equal to the Original Series B Issue Price divided by the Series B Conversion Price. The "Series B Conversion Price" shall initially be sixteen cents ($0.16), and shall be subject to adjustment as provided in this Section A.4. of Article V. Each share of Series A Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Common Stock equal to the Original Series A Issue Price divided by the Series A Conversion Price. The "Series A Conversion Price" shall initially be four cents ($0.04), and shall be subject to adjustment as provided in this Section A.4. of Article V. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock; *however*, all shares of Common Stock (including fractional shares) to be issued to a single holder of Preferred Stock upon conversion of such Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock due such holder shall be paid by the Corporation in cash equal to such fraction multiplied by the fair market value of one share Common Stock as determined by the Board of Directors. Promptly following surrender of such certificates, the holder shall be entitled to receive certificates evidencing the number of shares of Common Stock into which such shares of Preferred Stock are converted.

(b) Right to Convert. Each holder of shares of Preferred Stock may, at any time, upon surrender to the Corporation of the certificates therefore at the principal office of the Corporation or at such other place as the Corporation shall designate, convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Class A Common Stock shall then be constituted). Each share of Series B Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series B Issue Price divided by the Series B Conversion Price. The "Series B Conversion Price" shall initially be sixteen cents ($0.16), and shall be subject to adjustment as provided in this Section A.4. of Article V. Each share of Series A Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series A Issue Price divided by the Series A Conversion Price. The "Series A Conversion Price" shall initially be four cents ($0.04), and shall be subject to adjustment as provided in this Section A.4. of Article V. No fractional shares of Class A Common Stock shall be issued upon conversion of Preferred Stock; *however*, all shares of Class A Common Stock (including fractional shares) to be issued to a single holder of Preferred Stock upon conversion of such Preferred Stock shall be aggregated, and any resulting fractional share of Class A Common Stock due such holder shall be paid by the Corporation in cash equal to such fraction multiplied by the fair market value of one share Class A Common Stock as determined by the Board of Directors. Promptly following surrender of such certificates, the holder shall be entitled to receive certificates evidencing the number of shares of Class A Common Stock into which such shares of Preferred Stock are converted.

(b)   Automatic Conversion. All outstanding shares of Preferred Stock shall be deemed automatically converted upon the earlier of (A) the consummation of a firm commitment underwritten public offering of the Class A Common Stock of the Corporation with net proceeds of at least Twenty-Five Million Dollars ($25,000,000) pursuant to a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (a "Qualified Public Offering"), or (B) the written consent of the holders of a majority of the Preferred Stock of the Corporation then outstanding, voting as a single class.

(i)   On or after the date of occurrence of automatic conversion described in subparagraph (b) of Section A.4. of Article V above, each holder of record of shares of Preferred Stock shall surrender such holder's certificates evidencing such holder's shares of Preferred Stock at the principal office of the Corporation or at such other place as the Corporation shall designate, and shall thereupon be entitled to receive certificates evidencing the number of shares of Class A Common Stock into which such shares of Preferred Stock are converted. On the date of the occurrence of automatic conversion, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Class A Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

(c)   Adjustments to the Conversion Prices.

(i)   Adjustments for Stock Splits and Combinations. If the Corporation at any time or from time to time after the filing of this Second Amended and Restated Certificate of Incorporation effects a subdivision of the outstanding Class A Common Stock, the Series B Conversion Price and Series A Conversion Price then in effect immediately before such subdivision shall each be proportionately decreased, and conversely, if the Corporation at any time or from time to time after the filing of this Second Amended and Restated Certificate of Incorporation combines the outstanding shares of Class A Common Stock, the Series B Conversion Price and Series A Conversion Price then in effect immediately before such combination shall each be proportionately increased. Any adjustment under this subparagraph (c)(i) of Section A.4. of Article V shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time, or from time to time after the filing of this Second Amended and Restated Certificate of Incorporation makes, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in shares of Class A Common Stock or in any right to acquire Class A Common Stock for no consideration, then and in each such event the Series B Conversion Price and Series A Conversion
Price then in effect shall each be decreased as of the time of such issuance or, in the event such a

record date is fixed, as of the close of business on such record date, by multiplying each of such Series B Conversion Price and Series A Conversion Price then in effect by a fraction (A) the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance, and (B) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution; *provided, however*, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed thereof, the Series B Conversion Price and Series A Conversion Price shall each be recomputed accordingly as of the close of business on such record date and thereafter the Series B Conversion Price and Series A Conversion Price shall each be adjusted pursuant to this subparagraph (c)(ii) of Section A.4. of Article V as of the time of actual payment of such dividends or distributions.

(iii)   Adjustment for Reclassification: Exchange and Substitution. If the Class A Common Stock issuable upon the conversion of Preferred Stock is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares of stock dividend or a recapitalization, provided for elsewhere in this subparagraph (c) of Section A. 4. of Article V), then and in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by a holder of the number of shares of Class A Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein.

(iv)   Reorganizations. If at any time or from time to time there is a capital reorganization of the Class A Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this subparagraph (c) of Section A.4. of Article V), then, as a part of such reorganization, provision shall be made so that the

holders of Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock, the number of shares of stock or other securities or property of the Corporation, to which a holder of Class A Common Stock deliverable upon conversion would have been entitled on such capital reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section A.4. of Article V with respect to the rights of holders of the Preferred Stock after the reorganization to the end that the provisions of this Section A.4. of Article V (including adjustment of the Series B Conversion Price and Series A Conversion Price then in effect and number of shares issuable upon conversion of Preferred Stock) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable.

(d)   No Impairment. The Corporation will not, by amendment of this Second Amended and

Restated Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section A.4. of Article V and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against dilution or other impairment. The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock the full number of shares of Class A Common Stock deliverable upon the conversion of all the then- outstanding shares of Preferred Stock and shall take all such action and obtain all such permits or orders as may be necessary to enable the Corporation lawfully to issue such Class A Common Stock upon the conversion of Preferred Stock.

(e)   Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(f)   Notices. Any notice required by the provisions of this Section A. 4. of Article V to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

(g)   Termination of Conversion Rights. In the event of a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts

distributable on such event to the holders of Preferred Stock.

5.   Voting Rights. Each holder of shares of Preferred Stock shall be entitled to vote on all matters and, except as otherwise expressly provided herein, shall be entitled to the number of votes equal to the largest whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted, pursuant to the provisions of Section A.4. of Article V hereof, on the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, in accordance with the DGCL. Except as otherwise expressly provided herein or as required by law, the holders of the Corporation's Class A Common Stock and Preferred Stock shall vote together and not as separate classes.

6.   Protective Provisions.

(a)   So long as any shares of Series B Preferred Stock are outstanding and subject to any additional voting rights required by applicable law, the Corporation shall not, without the affirmative vote of the holders of record of at least a majority of the Series B Preferred Stock then outstanding voting as a separate class:

(i)   effect any increase or decrease in the number of authorized shares of Series B Preferred Stock;

(ii)   amend, waive, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, privileges, preferences or rights of the Series B Preferred Stock;

(iii)   alter or amend the rights, preferences or privileges of the Series B Preferred Stock, or effect any transaction in which the Series B Preferred Stock is treated differently than any other class or series of stock of the Corporation;

(iv)   increase the total number of authorized shares of Class A Common Stock or Preferred Stock;

(v)   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(vi)   effect a liquidation, dissolution, merger, recapitalization, sale or other transfer of substantially all of the Corporation's assets, sale or other transfer of a material asset of the Corporation, including, without limitation, a Deemed Liquidation Event, other than in the ordinary course of business;

(vii)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series B Preferred Stock and Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Class A Common Stock solely in the form of additional shares of Class A Common Stock, (iii) repurchases of stock not exceeding $50,000.00 in the aggregate from a former employee, officer, director, consultant or other person who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors;

(viii) increase or decrease the authorized number of directors constituting the Board of

Directors;

(ix)   increase or decrease the number of shares of Class A Common Stock reserved for issuance pursuant to the Corporation's equity incentive plans unless approved by the Board of Directors;

(x)   incur indebtedness in excess of $250,000 other than reasonable indebtedness (A)(i) approved by the Board of Directors, including both the Series B Director and Series A Director, and (ii) incurred pursuant to an accounts receivable credit facility with an institutional lender, and/or (B) incurred pursuant to or under any line of credit, loan agreement and/or credit facility in existence as of the date hereof with an institutional lender or bank, as modified from time to time; or

(xi)   enter into a new line of business.

(b)   So long as any shares of Series A Preferred Stock are outstanding and subject to any additional voting rights required by applicable law, the Corporation shall not, without the affirmative vote of the holders of record of at least a majority of the Series A Preferred Stock then outstanding voting as a separate class:

(i)   effect any increase or decrease in the number of authorized shares of Series A Preferred Stock;

(ii)   amend, waive, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, privileges, preferences or rights of the Series A Preferred Stock;

(iii)   alter or amend the rights, preferences or privileges of the Series A Preferred Stock, or effect any transaction in which the Series A Preferred Stock is treated differently than any other class or series of stock of the Corporation;

(iv)   increase the total number of authorized shares of Class A Common Stock or Preferred Stock;

(v)   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(vi)   effect a liquidation, dissolution, merger, recapitalization, sale or other transfer of substantially all of the Corporation's assets, sale or other transfer of a material asset of the Corporation, including, without limitation, a Deemed Liquidation Event, other than in the ordinary course of business;

(vii)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series B Preferred Stock and Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Class A Common Stock solely in the form of additional shares of Class A Common Stock, (iii) repurchases of stock not exceeding $50,000.00 in the aggregate from a former employee, officer, director, consultant or other person who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors;

(viii)   increase or decrease the authorized number of directors constituting the Board of Directors;

(ix)   increase or decrease the number of shares of Class A Common Stock reserved for issuance pursuant to the Corporation's equity incentive plans unless approved by the Board of Directors;

(x)   incur indebtedness in excess of $250,000 other than reasonable indebtedness (A)(i) approved by the Board of Directors, including both the Series B Director and Series A Director, and (ii) incurred pursuant to an accounts receivable credit facility with an institutional lender, and/or (B) incurred pursuant to or under any line of credit, loan agreement and/or credit facility in existence as of the date hereof with an institutional lender or bank, as modified from time to time; or enter into a new line of business.

7.   Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8.   Waiver. Any of the rights, powers, preferences and other terms of any series of the Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of Securities

Our stock is not currently traded on any stock exchange. There will not be a public market for the stock. Our Bylaws place restrictions on the ability to transfer or sell the stock to third parties. As a result, you may not be able to sell your stock at the time you desire and any sale may be at a substantial discount.

Because the stock is being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the stock is highly restricted by such securities laws which an investor desiring to resell or transfer his/her/its securities must fully comply with and pay all of the costs associated with. We cannot assure you that the stock will ever appreciate in value to the point where, even if the stock were sold at a substantial discount, you would receive the price you paid for your Stock. Without limiting the generality of the above, investors may not make any disposition of their stock unless (i) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering such proposed disposition and such disposition is made in accordance with such registration statement, or (ii) an available exemption from registration exists.

For a period of one (1) year, after the offering, the securities can only be resold:

- As part of an offering registered with the SEC; or
- To the company; or
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

REGULATORY INFORMATION

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document and covers the period ended 2018-12-31.

Financial condition

Results of Operations

GRACEDBY**GRIT** generated revenue by selling premium women's athletic apparel direct to consumer mainly in the United States through our website, store, and fit shops through June 2018 when it was acquired by HYLETE.

Liquidity and Capital Resources
GRACEDBY**GRIT** used raised and borrowed funds to design, source and produce initial inventory, build infrastructure, including a robust website with mobile site capabilities, hire key employees, build out flagship store and focus on brand development and marketing. operations starting in the year 2021.

Since its inception in 2013, the Company has raised $2,624,224 in equity in three rounds of funding, Series A and Series B Preferred Stock shares and Reg CF Common Stock Class B shares, The Series A and Series B Preferred Stock share equity includes estimated $60,000 of accrued interest on convertible notes.

Indebtedness

Related Party Transaction Promissory Notes:

The Company has outstanding promissory Notes to the Majority Shareholders (related party) totaling $1,785,000.00 (One Million, Seven Hundred Eighty Five Thousand dollars and no cents) that bears simple interest from the Effective Dates of Convertible Promissory Notes until paid, at an annual interest rate calculated on the basis of a three hundred sixty five (365) day year, equal to two percent (2%). Maturity date of the Notes is April 27, 2019. Default provisions provide for increase of 8% per annum. If the company raises additional equity of (or greater than) $5,000,000.00, Five million dollars and no cents, the Notes and any accrued but unpaid interest must be repaid upon **GRACED**BY**GRIT**'s receipt of additional equity. These Notes do not have prepayment penalties. Use of Proceeds: Paid off $750,000 Line of Credit, product development, inventory manufacturing, implement website enhancements, SEO, SMO, marketing and general working capital.

Convertible Promissory Notes:
2017-08-07, $25,000.00
2017-08-18, $50,000.00
2017-10-02, $75, 000.00

Use of Proceeds: Inventory production, implement website enhancements, SEO, SMO, marketing and general working capital.

Conversion rights as of March 31, 2018 are to 963,763 shares Series B preferred stock at $.16 (sixteen cents) per share, including approximately $4,200 accrued interest.

Details of the Convertible Promissory Note terms are included below:
Simple interest thereon from the Effective Date of Convertible Promissory Note until paid at an annual interest rate, calculated on the basis of a three hundred sixty five (365) day year, equal to five percent (5%). The principal hereof, and the interest thereon, shall be payable, on written demand by the Holder, at the principal office of the Company or by mail to the registered address of the Holder at any time on or after the first anniversary of the Effective Date, following a demand therefore except that no payment shall be required to the extent that such principal and interest is or has been converted into equity securities of the Company or waived pursuant to the terms hereof.

1.   Conversion.

(a)   Qualified Financing. This Note shall be automatically canceled on the date of the

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initial closing of a Qualified Financing, and the outstanding principal hereof, and all accrued but unpaid interest thereon (the "Debt"), shall automatically convert into Qualified Securities as part of a Qualified Financing, upon the same terms and conditions (including compliance with securities laws) applicable to the other participants in the Qualified Financing, and shall be conditional on the Holder executing all necessary documents in connection with the conversion of this Note and the Qualified Financing, including, but not limited to, a definitive stock purchase agreement and such other financing documents contemplated to be entered into by the other investors participating in the Qualified Financing. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date of conversion, by (y) the price per share of the Qualified Securities sold to the investors in a Qualified Financing. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00. Notwithstanding anything to the contrary in this Section 2(a) or elsewhere herein, the Company may, in its sole discretion, repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws.

(b)　　Series B Preferred Stock. The Company has authorized 42,152,355 shares and issued 10,902,354 shares of Series B Preferred Stock ("Series B") with a par value of $0.0001 on February 23, 2016. Proceeds under this offering were $1,744,377, which consisted of a $850,000 convertible note with $44,377 of accrued interest and $850,000 cash, $150,000 from the Series A shareholder and $700,000 from new unrelated investors. On August 18, 2018 and October 2, 2018, the Company issued an additional 984,375 shares of Series B, which consisted of $150,000 convertible note with $7,500 of accrued interest shares thereby increasing the number of Series B from 10,902,354 shares issued or outstanding on December 31, 2017, to 11,886,729 shares on December 31, 2018. The Series B have liquidation and redemption priority over the Series A and common stock. The Series B votes on an as converted basis. The Series B is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series B is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series B has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series B receive dividends at 8.0% per annum, or $0.0128 per share, and are only accrued upon the event of a redemption. As of December 31, 2018, the liquidation value of the Series B was $2,155,363.

(c)　　Preferred Conversion. In the event that (i) a Qualified Financing shall not have occurred on or before the Maturity Date, or (ii) a Series B Financing shall not have occurred on or before the Maturity Date, then, notwithstanding anything herein to the contrary, the Debt shall automatically convert into shares of Series B Preferred Stock as of the Maturity Date, at a per share price equal to $0.16 (as adjusted for any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock), *provided, however*, that, the Company shall repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date immediately prior to the Maturity Date, by (y) $0.16 (as adjusted for any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock). Holder represents, warrants and covenants that such Holder shall execute all documents that the Company deems reasonably necessary in connection with the conversion of this Note, including, but not limited to, a definitive stock purchase agreement and such other documents reasonably requested by the Company. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00.

2.   Issuance of Stock on Conversion. As soon as practicable after conversion of this Note pursuant to Section 2 hereof and delivery of the Note to the Company by the Holder, the Company, at its expense, will cause to be issued in the name of and delivered to the Holder, a certificate or certificates for the number of shares of securities to which the Holder shall be entitled on such conversion (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel for the Company), together with any other securities and property (including cash payments due hereunder in lieu of fractional shares), if any, to which the Holder is entitled on such conversion under the terms of this Note.

3.   Defaults. Holder may declare the entire unpaid principal and accrued interest on this Note immediately due and payable, by a notice in writing to the Company if any of the following events shall occur:

(a)   Default in the payment of principal of the Note and accrued interest thereon when due following the Maturity Date; or
(b)   The institution by the Company of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it under the Bankruptcy Act, or any other applicable federal or state law, or the consent by it to, or acquiescence in, the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee, or other similar official, of the Company, or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

4.   Representations and Warranties of the Holder. The Holder hereby represents and

warrants to the Company as follows:

(a)   Authorization. The Holder has full power and authority to enter into this Note. This Note, when executed and delivered by the Holder, will constitute a valid and legally binding obligation of the Holder, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)   Purchase Entirely for Own Account. This Note is issued to the Holder in reliance upon the Holder's representation to the Company, which by the Holder's execution of this Agreement, the Holder hereby confirms, that the Securities to be acquired by the Holder will be acquired for investment for the Holder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder further represents that the Holder does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. The Holder has not been formed for the specific purpose of acquiring any of the Securities.

(c)   Knowledge. The Holder is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities.

(d)   Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The Holder understands that the Securities are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale. The Holder further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation and may not be able to satisfy.

(e)   No Public Market. The Holder understands that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Securities.

(f)   Accredited Investor. The Holder is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

5.   Miscellaneous.

(a)   Waiver and Amendment. Any provision of this Note may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of the Company and a Majority in Interest. Any amendment, waiver or modification effected in accordance with this Section 6(a) shall be binding upon each holder of the Notes and the Company and each of their respective successors and assigns, provided, however, that in no event shall any such amendment, modification or waiver be binding on Holder or affect Holder's rights and remedies in respect of this Note (i) unless the effect of any such amendment or waiver on Holder is the same as on the Majority in Interest or (ii) in the event a Default shall have occurred; provided, further, that without Holder's express written consent, no amendment, waiver or modification of this Note may (i) reduce the stated rate, or extend the stated time of payment, of interest on this Note, (ii) reduce the principal, or extend the original Maturity Date of this Note, (iii) make this Note payable in anything other than the lawful currency of the United States, (iv) impair Holder's right to receive payment of principal, premium, if any, and interest on this Note, (v) affect any provision relating to the conversion of this Note, including, without limitation, any provision relating to the conversion price or the conversion shares, (vi) affect this Section 6(a) or any other provision of this Note relating to the Majority in Interest or its ability to amend, modify or waive any provision of this Note, or (vii) except as expressly set forth in Section 4 of this Note, make any change that affects, or with respect to, any Default. HOLDER ACKNOWLEDGES THAT BY THE OPERATION OF THIS SECTION 6(a), BUT SUBJECT TO THE PRECEDING SENTENCE, THE MAJORITY IN INTEREST WILL HAVE THE RIGHT AND POWER TO DIMINISH OR ELIMINATE RIGHTS OF ALL HOLDERS UNDER THE NOTES.

(b)   Restrictions on Transfer; Assignment. Holder may not transfer or assign all or any part of this Note without the approval of the Company; except that if Holder is an individual, Holder may transfer this Note or part thereof either during the Holder's lifetime or on death by will or intestacy to the Holder's immediate family or to a trust, the beneficiaries of which are exclusively Holder and/or a member or members of the Holder's immediate family. This Note may only be transferred in compliance with applicable state and federal laws. The Holder shall notify the Company in writing in advance of any proposed transfer. All rights and obligations of the Company and the Holder shall be binding upon and benefit the successors, assigns, heirs, and administrators of the parties.

(c)   Fees and Expenses. All expenses incurred in connection with this Note, including attorneys' fees, shall be paid by the parties incurring such expenses.

(d)   Governing Law. This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of California, excluding those laws that direct the application of the laws of another jurisdiction. The Company and Holder hereby expressly consent to the personal jurisdiction of the state and Federal courts located in San Diego, California for any claim or action arising from or related to this Note.

(e)   Prepayment. The principal of this Note may not be prepaid by the Company prior to the Maturity Date without the consent of the Holder, except as otherwise herein contemplated. Accrued interest on this Note may be prepaid by the Company at any time without the consent of the Holder.

(f)   Lost or Stolen Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation, upon surrender and cancellation of such Note, the Company, at its expense, will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

(g)   Notices. Any notice, request, or other document required or permitted to be given or delivered to the Holder or to the Company hereunder shall be delivered by hand or messenger or shall be sent by certified mail, postage prepaid, or by overnight courier to the Holder or to the Company at their respective addresses as set forth on the signature page hereto or at such other address as either party may from time to time provide to the other. Each such notice or other communication shall be treated as effective or having been given (a) when delivered if delivered personally, (b) if sent by registered or certified mail, at the earlier of its receipt or five (5) business days after the same has been registered or certified as aforesaid, or (c) if sent by overnight courier, on the next business day after the same has been deposited with a nationally recognized courier service.

(h)   Severability. In case any one or more of the provisions contained in this Note shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (i) the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect, and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision, and, if the foregoing provision of this clause (ii) is not permitted pursuant to applicable law, then (iii) this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

Recent offerings of securities:

2014-05-14, Reg. D Rule 506(b), 16,226,000 shares Series A preferred stock.
May 14, 2014 - Convertible Notes totaling $649,040 which includes $17,040 accrued interest was converted into Series A preferred stock 16,226,000 shares @ $.04 (4 cents) a share. We used the Series A funding for start up expenses, product design and development, create website, raw material purchases and to increase inventory production , marketing and general & administrative expenses.

2016-02-23, Reg. D Rule 506(b), 10,902,354 Shares Series B preferred stock.
February 23, 2016 - Series B Raise consisted of the following: 1) Convertible Notes totaling $894,377 which includes $44,377 accrued interest was converted into Series B preferred stock 5,589,854 shares 2) 5,312,500 shares were issued in consideration for USD $850,000 We used the Series B money for inventory, key hires (CFO, Director of Sales, e-commerce marketing

personnel), implement website enhancements, SEO, SMO, marketing and general working capital. We paid off our Line of Credit that was used for raw material purchases, ramp up inventory production, leasehold improvements, furniture, fixtures and equipment to open the flagship store in Solana Beach, California

2017-05-15, Reg. D Rule 506(c), Series B preferred stock.
May 15, 2017 - Currently extending the February 23, 2016 Series B for an additional 31,250,000 shares at $0.16 (Sixteen cents) each share for a total prospective raise of $5,000,000 (Five Million dollars).

2017-10-31, Reg. Crowdfunding Rule 506(c), 1,442,550 Shares Class B common stock.
October 31, 2017 - $230,808 raised through StartEngine Regulation Crowdfunding Rule 506(c). Use of proceeds: We used the funds for switching ecommerce platforms, product development, inventory, implementing website enhancements, SEO, SMO, marketing and working capital.

2013-02-22, Convertible Promissory Note.
On February 22, 2013, a warrant to purchase 396,000 shares of common stock was issued in connection with a related party note payable. The warrant is exercisable at $0.01 per share expiring on February 12, 2023, for a total price of $3,960.

Use of proceeds from this event went towards overall start-up costs, incorporation fees, consultants, product development and inventory. Details of the Convertible Promissory Note and Warrants are included below: THIS CERTIFIES THAT, for value received, James A. Caccavo, Trustee of The James and Kimberly Caccavo Family Trust dated February 17, 2002, or its assignees and transferees (the "Holder"), is entitled, in accordance with the terms and conditions hereinafter set forth, to subscribe for and purchase from Graced By Grit, Inc., a Delaware corporation (the "Company"), at any time during the Exercise Period (as defined below), 396,000 shares of Warrant Securities (as defined below), at a price of $0.01 per Warrant Security (such price as from time to time adjusted as hereinafter provided, being the "Exercise Price"), and to receive a certificate or certificates for the Warrant Securities so purchased, upon presentation and surrender of this Warrant at the location set forth in Section 3(b) below, together with the Exercise Price of the Warrant Securities so purchased. This Amended and Restated Warrant (this "Warrant") is being issued in connection with that certain Convertible Promissory Note, dated as of February 12, 2013, issued by the Company to Holder (the "Note"). This Warrant amends and restates that certain Warrant, dated as of May 14, 2014, issued by the Company to the Holder (the "Original Warrant"), pursuant to Section 7(c) of the Original Warrant. The Company and the Holder have agreed to amend and restate the Original Warrant as set forth herein to correct certain scrivener's errors with respect to the number of Warrant Securities and Exercise Amount as set forth in the Original Warrant.

Section 1. Definitions. The following capitalized terms shall have the following meanings: "Convertible Securities" means any stock or securities convertible into or exchangeable for shares of the Company's common stock. "Exercise Amount" means $3,960.00. "Exercise Period" has the meaning stated in Section 2. "Expiration Date" means the earliest of (a) the tenth (10th) anniversary of the date of this Warrant, (b) the consummation of a Change of Control (as defined in the Note) and (c) the consummation of the initial public offering of shares of the Company's common stock pursuant to a registration statement filed with the United States Securities and Exchange Commission. "Fair Market Value" means (a) if the Warrant Securities are then traded on a national securities exchange or on the over-the-counter market, the average of the daily Market Prices for the twenty (20) consecutive Trading Days immediately prior to the date in question, and (b) if the Warrant Securities are not so traded, the price per Warrant Security as determined in good faith by the Company's Board of Directors. "Market Price" per share of Warrant Securities means on any day, the closing price per share of such security on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of such stock are listed or admitted to trading, or, if the shares of such stock are not listed or admitted to trading on any national securities exchange, the average of the high bid and low asked prices in the over-the-counter market as reported by the National Association of Securities Dealers Inc.'s Automated Quotation System. "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including, without limitation, a governmental body or agency. "Securities Act" means the Securities Act of 1933, as amended. "Trading Day" means a day on which the principal national securities exchange on which the Warrant Securities are listed or admitted to trading is open for the transaction of business. "Warrant Securities" means shares of the Company's common stock.

Section 2. Exercise Period. The exercise period of the Warrant (the "Exercise Period") shall begin on the date of this Warrant and expire at 5:00 p.m., Pacific Standard Time on the Expiration Date. The Warrant shall not be exercisable before the beginning of the Exercise Period or after the expiration of the Exercise Period. Upon the expiration of the Exercise Period, all rights of the Holder hereunder shall cease and this Warrant shall be of no further force or effect.

Section 3. Exercise of the Warrant. (a) General. The Warrant shall be exercisable, in whole or in part, at any time and from time to time during the Exercise Period. (b) Mechanics. Subject to compliance with all applicable securities laws, in order to exercise the Warrant, the Holder must: (i) Original Warrant Agreement. Deliver the original Warrant to the Company at the address for the Company set forth on the signature page hereto, or such other address within the State of California as the Company may provide to the Holder in writing; (ii) Subscription Notice. Deliver to the Company an executed notice of exercise in substantially the form of Exhibit A to this Warrant (the "Subscription Notice"), duly completed and executed by the Holder, which Subscription Notice sets forth the number of Warrant Securities which are to be purchased pursuant to the exercise of the Warrant; (iii) Payment of Aggregate Exercise Price. Pay an amount (such amount being the "Aggregate Exercise Price") equal to the product of (x) the then- applicable

Exercise Price of the Warrant, multiplied by (y) the number of Warrant Securities then to be purchased in one or more of the following forms: (A) by cash or wire transfer of immediately available funds or certified or bank check made payable to the Company, in an amount equal to the Aggregate Exercise Price, which payment must accompany the Subscription Notice delivered to the Company in connection with the exercise of the Warrant; or (B) by surrendering the right to receive upon exercise of this Warrant a number of Warrant Securities having a value (as determined below) equal to the Aggregate Exercise Price, in which case, the number of Warrant Securities to be issued to the Holder upon such exercise shall be calculated using the following formula: $Y*(A - B) X = A$ with X = the number of Warrant Securities to be issued to the Holder Y = the number of Warrant Securities with respect to which the Warrant is being exercised A = the Fair Market Value of one Warrant Security on the date of exercise of this Warrant B = the then applicable Exercise Price of the Warrant; and (iv) Securities and Other Representations. Execute and deliver to the Company such written representations as may be reasonably requested by the Company (or the Company's counsel) in order for it to comply with the applicable requirements of federal and state securities laws, if any. (c) Date of Exercise. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided in Section 3(b) above, and the Person entitled to receive the Warrant Securities issuable upon such exercise shall be treated for all purposes as the holder of record of such Warrant Securities as of the close of business on such date. (d) Issuance of Warrant Securities; No Fractional Securities. As soon as practicable after the Company's receipt (but in any event no later than 2 business days after such receipt) of the Warrant surrendered in connection with an exercise provided for in Section 3(b) above, the Company shall issue and deliver to the Person entitled to receive the Warrant Securities issuable upon such exercise of the Warrant, a certificate or certificates for the number of whole Warrant Securities issuable upon such exercise and mark the Holder as the registered owner of the number of Warrant Securities to be issued to such Holder upon such exercise of the Warrant in the books and records of the Company. No fractional Warrant Securities shall be issued upon the exercise of this Warrant, and any fractions shall be rounded up to the nearest whole number of Warrant Securities. (e) Partial Exercise. Upon a partial exercise of this Warrant, this Warrant shall be surrendered by the Holder and replaced with a new Warrant Certificate of like tenor in the name of the Holder providing for the right to purchase the number of Warrant Securities as to which this Warrant has not then been exercised. (f) Taxes. The issuance of Warrant Securities upon the exercise of this Warrant will be made without charge by the Company to the Holder for any issue tax (other than applicable income tax).

Section 4. Adjustment of Exercise Price and Number of Warrant Securities. The Exercise Price and the number of Warrant Securities shall each be subject to adjustment from time to time as set forth below. (a) Dividends and Distributions. In the event the Company shall, at any time or from time to time after the date of this Warrant and prior to the Expiration Date, distribute to the holders of any of the Company's equity securities any dividend or other distribution of any of the Company's assets, properties or securities (any such event being referred to herein as a "Property Distribution"), then, in each case the Holder, upon exercise of the Warrant after the effective date of such event and upon payment of the Exercise Price, shall be entitled to receive, in addition to the

Warrant Securities, the same amount of such assets, properties or securities as such Holder would have been entitled to receive in such Property Distribution had such Holder exercised this Warrant immediately prior to the record date for such Property Distribution and held such assets, properties or securities until such exercise. The adjustments required by this Section 4(a) shall be made whenever any such Property Distribution is made and shall be retroactive to the record date for the determination of holders entitled to receive such Property Distribution. (b) Other Securities. (i) In the event that (A) the Company shall, at any time or from time to time after the date of this Warrant and prior to the Expiration Date, issue any shares of its capital stock in a reclassification or reorganization of the Company's Warrant Securities, or (B) at any time, as a result of an adjustment made pursuant to this Section 4, the Holder shall become entitled to receive any securities of the Company, thereafter, in each such case, the number of such other securities so receivable upon exercise of the Warrant and the Exercise Price applicable to such exercise shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Warrant Securities contained in this Section 4. (c) Equitable Adjustments. In case any other event or transaction of the Company, outside the ordinary course of business consistent with past practice, not specified in this Section 4 occurs which equitably requires an adjustment to the Warrant, the Company's Board of Directors and the Holder shall consult with each other in good faith and mutually agree upon appropriate adjustments to the Exercise Price and the number of Warrant Securities, so that the property (including securities) to be received by the Holder hereunder upon exercise of the Warrant after the effective date of such event, shall be substantially similar, as nearly as practicable, to those which the Holder would have been entitled immediately prior to such event had the Holder exercised the Warrant prior to such event. (d) Notice of Certain Transactions. In the event that (i) the Company takes any action that would require an adjustment in the Exercise Price or the number of Warrant Securities hereunder, (ii) the Company declares or distributes any dividend, distribution, security, instrument or other rights to its security holders that would require an adjustment pursuant to this Section 4, (iii) the Company consolidates or merges with, or transfers all or substantially all of its assets to, or makes any statutory exchange of securities with, another corporation or engages in any reorganization, restructuring, recapitalization, reclassification of capital stock or spin-off or other similar transaction, or (iv) there is a dissolution or liquidation or other winding up of the Company, then in each case, the Company shall, not later than ten (10) days prior to the earliest of the proposed record or effective date, as the case may be, or any other applicable date with respect to any of the foregoing actions or transactions (including the date, if any is to be fixed, as of which holders of shares of the Company's common stock shall be entitled to exchange their shares of the Company's common stock for securities or other property deliverable upon any such merger, consolidation, reorganization, restructuring, recapitalization, reclassification, transfer, dissolution, liquidation or winding up), give the Holder a written notice stating such proposed record or effective date, as the case may be, or such other applicable date. (e) Computation of Adjustments. Anything herein to the contrary notwithstanding, upon each computation of an adjustment in the Exercise Price or the number of Warrant Securities, the Exercise Price shall be computed to the nearest cent (i.e., fractions of less than half of a cent shall be disregarded and fractions of half of a cent, or more, shall be treated as being one cent) and the number of Warrant Securities, shall be calculated to the nearest security (i.e., fractions of less than half of a security shall be disregarded and fractions of half of a security, or more, shall be treated as being one security).

Irregular Use of Proceeds

The Company does not anticipate any irregular use of proceeds at this time.



EXHIBIT A TO FORM C AR

2018 FINANCIAL STATEMENTS FOR GRACEDBYGRIT, INC.

[See attached]

GRACEDBYGRIT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 and 2017
(UNAUDITED)

GRACEDBY**GRIT, INC.**
Index to Financial Statements

GRACEDBYGRIT, INC.
BALANCE SHEETS
AT DECEMBER 31, 2018 AND 2017
(unaudited)

	2018	2017
Assets		
Current assets:		
Cash	$5,975	$44,136
Accounts receivable	7,854	33,352
Inventory	-0-	189,968
Prepaids and other current assets	1,728	9,916
Current assets	**15,556**	**277,372**
Investment, stock	987,344	-0-
Property and equipment, net	-0-	11,961
Lease Deposit	985	7,352
Total assets	**$1,003,885**	**$296,685**
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$10,202	$231,446
Accrued liabilities	46,822	24,184
Line of credit	-0-	750,000
Promissory note and accrued interest- related party	1,863,325	632,553
Convertible notes payable and accrued interest	-0-	152,327
Current liabilities	**1,920,349**	**1,790,510**
Commitments & Contingencies (Note 5)	-0-	-0-
Stockholders' Deficit:		
Series A Preferred Stock, par value $0.0001 per Share, 16,226,000 shares authorized, 16,226,000 shares issued or outstanding	649,040	649,040
Series B Preferred Stock, par value $0.0001 per Share, 42,152,355 shares authorized, 11,886,729 shares issued or outstanding	1,901,876	1,744,376
Common Stock, Class A, par value $0.0001 per Share, 75,000,000 shares authorized, 13,337,000 shares issued or outstanding	1,334	1,334
Common Stock, Class B, par value $0.0001 per Share, 15,000,000 shares authorized, 1,439,425 shares issued or outstanding	144	144
Additional paid in capital	279,544	273,618
Accumulated deficit	(3,748,402)	(4,162,337)
Total Stockholders' Deficit	**(916,464)**	**(1,493,825)**
Total liabilities and Stockholders' Deficit	**$1,003,885**	**$296,685**

GRACEDBYGRIT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	2018	2017
Sales	$181,216	$727,163
Cost of goods sold	114,939	474,255
Gross profit	66,277	252,907
Operating expenses:		
Research and development	8,276	22,973
Sales and marketing	204,757	821,564
General and administrative	277,561	582,344
Depreciation and amortization	10,333	57,059
Total operating expenses	500,927	1,483,940
Operating loss	(434,650)	(1,231,033)
Other income (expense):		
Gain on sale of assets	883,222	-0-
Interest expense	(44,756)	(56,573)
Other income (expense)	10,918	1,953
Total other income (expense)	849,384	(54,620)
Income (loss) before tax provision	414,734	(1,285,653)
Provision for income taxes	800	800
Net Income (loss)	$413,934	$(1,286,453)

GRACEDBYGRIT, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock, Class A		Common Stock, Class B		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance - December 31, 2016	**16,226,000**	**649,040**	**10,902,354**	**1,744,376**	**13,327,000**	**1,333**	**-**	**-**	**34,724**	**(2,875,884)**	**(446,411)**
Exercise of Class A stock options					10,000	1			399		400
Issuance of Class B Common Stock for cash							1,439,425	144	230,164		230,308
Stock based compensation									8,331		8,331
Net loss										(1,286,453)	(1,286,453)
Balance - December 31, 2017	**16,226,000**	**$649,040**	**10,902,354**	**$1,744,376**	**13,337,000**	**$1,334**	**1,442,425**	**$144**	**$273,618**	**$ (4,162,337)**	**$(1,493,825)**
Issuance of Series B Preferred Stock				157,500							157,500
Stock based compensation									5,927		5,927
Net income										413,934	413,934
Balance December 31, 2018	**16,226,000**	**$649,040**	**11,886,729**	**$1,901,876**	**13,337,000**	**$1,334**	**1,442,425**	**$144**	**$279,544**	**$(4,447,335)**	**$(916,464)**

GRACEDBYGRIT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	2018	2017
Net Income (loss)	$413,934	($1,286,453)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	10,333	57,059
Stock-based compensation	5,927	8,331
Changes in operating assets and liabilities:		
Accounts receivable	25,498	(25,775)
Inventories	189,968	88,299
Prepaid expenses and other current assets	8,189	2,866
Accounts payable	(210,407)	32,994
Accrued liabilities	49,745	4,637
Net cash provided used in operating activities	493,187	(1,118,042)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of property and equipment	7,995	-0-
Investment, stock	(987,344)	-0-
Net cash used in investing activities	(979,349)	-0-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible notes payable	-0-	150,000
Proceeds from promissory note payable - related party	1,198,000	625,000
Net proceeds (payments) on line of credit	(750,000)	117,708
Proceeds from sale of Series B preferred stock	-0-	-0-
Proceeds from sale of Reg CF Common Stock, Class B	-0-	230,808
Proceeds from exercise of stock options	-0-	400
Net cash provided by financing activities	448,000	1,123,916
Increase in cash and cash equivalents	(38,161)	5,374
Cash and cash equivalents, beginning of year	44,136	38,762
Cash and cash equivalents, end of year	**$5,975**	**$44,136**

GRACEDBYGRIT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

GRACEDBY**GRIT**, Inc. was formed on January 18, 2013 ("Inception") in the State of Delaware. The financial statements of **GRACED**BY**GRIT**, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Solana Beach, California.

On June 1, 2018, **GRACED**BY**GRIT,** Inc. sold its intellectual property, designs, inventory and fixed assets to HYLETE, a creator of premium performance apparel and accessories mainly sold online at www.hylete.com. In addition, HYLETE assumed the lease relieving the Company from its lease commitment for the period June 1, 2018 to August 31, 2018. Payment for the Company's assets was made by HYLETE in the form of 789,875 shares of HYLETE Class B non-voting Common Stock.

Prior to the sale of the Company's assets to HYLETE on June 1, 2018, the Company designed, manufactured and sold premium women's athletic apparel direct to consumers mainly in the United States through its website, store and fit shops. All products were made with luxurious Italian fabrics. The colors were vibrant, the pieces were designed to maximize athletic performance while looking and feeling great and were durable lasting many years of wash and wear. All products had sun protection built into the technical fiber and the styles incorporated safety elements: a whistle and phone pocket. Many styles were designed for land and sea, drying quickly after water sports for wear on land.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Plans
Revenues had not been sufficient to fund operations. The Company successfully completed a Regulation Crowdfunding sale of Class B non-voting Common Stock to raise additional capital to fund operations and raised $230,309 during the campaign that ended October 31, 2017. In addition, the Company extended the current Series B Preferred Stock offering to raise funds into 2018. As part of the Series B Preferred stock offering the Company received $150,000 in convertible loans in the months of August 2017 and October 2017. The Company received cash infusions in the form of promissory notes from its primary investor. During the calendars years 2018 and 2017 and through March 31, 2019, the Company's majority shareholder provided loans totaling $1,829,000 for which the proceeds were primarily used for inventory, operations and the Regulation CF filing. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Company's Plaza Bank Line of Credit. The Company ceased operations on May 31, 2018 and on June 1, 2018 sold its intellectual property, designs, inventory and fixed assets to HYLETE.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active market

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company's estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2018 and 2017, a reserve wasn't needed.

Inventories
Inventories consist of raw materials on hand, including fabric, zippers and thread, goods in production, and finished good products ready for sale. Inventories are recorded using first in, first out ("FIFO").

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to six (6) years. Leasehold improvements are

depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, the Company does not require derivative liability accounting. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Revenue Recognition
The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in sales and marketing expense. Shipping and handling costs included in sales and marketing expense were $10,837 and $43,841 for the years ended December 31, 2018 and 2017, respectively. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of December 31, 2018 and 2017, the Company sales return allowance was not material to the financial statements.

Cost of Goods Sold
The cost of manufactured merchandise, which includes acquisition and production costs including raw material and labor, as applicable; the cost of purchased finished goods merchandise from wholesalers; the cost incurred to deliver inventory, including raw materials and finished goods to the Company's distribution center including in-bound freight, non-refundable taxes, duty and other landing costs, and fulfillment costs.

Research and Development
We incur research and development costs during the process of developing our products and styles. Our research and development costs consist primarily of materials and services. We expense these costs as incurred.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were approximately $37,655 and $160,788 for the years ended December 31, 2018 and 2017, respectively.

Stock Based Compensation
The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance is contracted. The fair value of the equity instrument is charged directly to stock-based compensation expense over the requisite service period.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentrations of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Inventory consisted of the following at December 31, 2017:

	2017
Finished goods	$ 102,382
Work in progress	10,018
Raw materials	77,568
	$ 189,968

Property and equipment consisted of the following at December 31, 2017:

	2017
Leasehold Improvements	$ 129,788
Other	12,412
	142,200
Less - accumulated depreciation	(130,239)
Total	$ 11,961

Depreciation expense for the years ended December 31, 2018 and 2017 was $10,333 and $57,059, respectively.

NOTE 4 – NOTES PAYABLE AND LINE OF CREDIT

Related Party Notes Payable
Since Inception, the Company received capital from the Company's majority shareholder and related entities for working capital for which were memorialized as notes payable. The notes payable incur interest at 2% per annum with principal and interest due two years from the date of the note payable. Default provisions provide for increase of 8% per annum. If the Company raises additional equity of (or greater than) $5,000,000, Five million dollars and no cents, the notes payable and any accrued but unpaid interest must be repaid upon the Company's receipt of additional equity. The notes payable do not have prepayment penalties. Proceeds received from notes payable during 2018 was $1,198,000. $448,000 of these proceeds was primarily used for inventory and operations. On February 23, 2018, $750,000 was used to pay off the Company's Plaza Bank Line of Credit. Therefore, the Company no longer has a Line of Credit as of the issuance date of these financial statements. Proceeds received from notes payable during the year ended December 31, 2017 was $625,000. As of December 31, 2018, total amounts payable in connection with the notes payable were $1,863,325 that included accrued interest of $40,325.

On February 23, 2016, related party convertible note principal of $850,000 and accrued interest of $44,377 was converted into 5,589,854 shares of Series B Preferred Stock. The conversion price was that of other shares sold within the Series B Preferred stock offering as discussed below.

Convertible Notes Payable

On August 18, 2017 and October 2, 2017, the Company entered into three convertible notes payable for a total of $150,000 for which the proceeds were used for operations. The convertible notes payable incurred interest at 5% per annum and were due one year after issuance. During 2018, Convertible Note debts automatically converted pursuant to Note Section 2(c) Preferred Conversion into 984,375 shares of Series B Preferred Stock as of each note's maturity date, at a per share price equal to $0.16. Total outstanding Convertible Note debt at maturity including accrued interest was $157,500 and converted into 984,375 shares thereby increasing the number of Series B Preferred Stock from 10,902,354 shares issued or outstanding on December 31, 2017, to 11,886,729 shares on December 31, 2018.

Line of Credit

In 2014, the Company initially entered into a $750,000 revolving line of credit from a bank for which is renewed on an annual basis. Under the terms of the agreement, interest is incurred at the bank's prime plus 1.0% (4.5% and 4.5% at December 31, 2017 and 2016, respectively). On March 3, 2017, the line of credit was extended to March 5, 2018. The line of credit is reflected as a current liability on the accompanying December 31, 2017 balance sheet. The line of credit was secured by primarily all of the Company's assets and guaranteed by the Company's majority shareholders. In addition, the line of credit had various financial and non-financial covenants. As of December 31, 2017 the Company was in compliance with these covenants. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Line of Credit.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company had obligations for its Solana Beach retail store location and office space lease until May 31, 2018.
Rent expense for years ended December 31, 2018 and 2017 was $48,128 and $88,854, respectively.

NOTE 6 – STOCKHOLDERS' DEFICIT

Preferred Stock Designations
Series A Preferred Stock
The Company has authorized and issued 16,226,000 shares of Series A Preferred Stock ("Series A") with a par value of $0.0001 on May 14, 2014. Original proceeds under this offering were $649,040, which consisted of a $632,000 convertible note and $17,040 of accrued interest. The Series A has liquidation and redemption priority over common stock. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series A receive dividends at 8.75% per annum, or $0.0032 per share, and are only accrued upon the event of a redemption. As of December 31, 2018, the liquidation value of the Series A was $889,736.

Series B Preferred Stock
The Company has authorized 42,152,355 shares and issued 10,902,354 shares of Series B Preferred Stock ("Series B") with a par value of $0.0001 on February 23, 2016. Proceeds under this offering were $1,744,377, which consisted of a $850,000 convertible note with $44,377 of accrued interest and $850,000 cash, $150,000 from the Series A shareholder and $700,000 from new unrelated investors. On August 18,

2018 and October 2, 2018, the Company issued an additional 984,375 shares of Series B, which consisted of $150,000 convertible note with $7,500 of accrued interest shares thereby increasing the number of Series B from 10,902,354 shares issued or outstanding on December 31, 2017, to 11,886,729 shares on December 31, 2018. The Series B have liquidation and redemption priority over the Series A and common stock. The Series B votes on an as converted basis. The Series B is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series B is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series B has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series B receive dividends at 8.0% per annum, or $0.0128 per share, and are only accrued upon the event of a redemption. As of December 31, 2018, the liquidation value of the Series B was $2,155,363.

Common Stock
On June 20, 2017, the Company's Board of Directors approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 90,000,000 and create two classes of common stock. Class A voting, 75,000,000 shares and Class B non-voting 15,000,000 shares. The Company filed the amendment with the State of Delaware on June 20, 2017. The common stock Class A and Class B are fully described below and have been reflected as being authorized for both periods for financial statement presentation purposes.

Class A Common Stock
On February 20, 2017, the Company authorized the increase to 75,000,000 shares of Class A common stock. As of December 31, 2018 and 2017 the Company has issued and outstanding 13,337,000 shares of Class A common stock with par value of $0.0001. Class A common stock has one vote for each Class A common stock share held.

Class B Common Stock
On February 20, 2017, the Company authorized 15,000,000 shares of Class B common stock. As of December 31, 2018 and 2017 the Company has issued and outstanding 0 and 1,439,425, respectively, shares of Class B common stock with par value of $0.0001. During the year ended December 31, 2017, the Company received net proceeds of $230,309. Class B Common Stock has no voting rights.

Restricted Stock Units
In May 2014 and February 2016, the Company issued 1,125,000 and 200,000 shares of common stock restricted stock awards to the Company's Chief Executive Officer in lieu of compensation, respectively. The restricted stock units vested over periods ranging from 11 – 20 months. The Company determines the fair market value of restricted stock units on the grant date and expenses over the vesting period for which is also the service period. During the years ended December 31, 2017 and 2016, the Company expensed $0 and $8,000, respectively, as compensation expense included within general and administrative expenses on the accompanying statement of operations. As of December 31, 2016, all restricted stock grants were vested and no additional compensation is required.

Warrants
On February 22, 2013, a warrant to purchase 396,000 shares of common stock was issued in connection with a related party note payable. The warrant is exercisable at $0.01 per share expiring on February 12, 2023.

Stock Options
In May 2014, our Board of Directors adopted the 2014 Equity Incentive Plan of **GRACED**BY**GRIT** (the "2014 Plan"). The 2014 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants, and other key persons. Up to 2,197,000 shares of our common stock may

be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors and expires ten years after the grant date, unless terminated earlier by the Board. As of December 31, 2018, there are 296,000 shares remaining in the 2014 Plan stock pool.

Option activity for the year ended December 31, 2018 is as follows:

	Number Options	Weighted Average Exercise Price	Weighted Average Life Remaining
Balance, December 31, 2017	574,000	$0.02	8.01
Granted			
Exercised			
Forfeited	(208,000)		
Balance, December 31, 2018	366,000	$0.02	6.61
Balance, December 31, 2018 - Vested	366,000	$0.02	6.61

The weighted average grant-date fair value of the Company's options granted during the year ended December 31, 2017 was approximately $0.13 per share. No options have been granted or exercised subsequent to December 31, 2018.

Since the Company stock is not publicly traded, the Company determined the expected volatility based on price fluctuations of comparable public companies. In addition, the fair market value of the Company's common stock in 2017 was based upon the expected sales price in connection with the Company's Regulation CF campaign.

The fair value of each option award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value during the year ended December 31, 2017 were as follows: $0.16 fair market value of common stock; 10.0 year life; 20.0% volatility; 1.5% treasury rate and no dividends. During the years ended December 31, 2018 and December 31, 2017, compensation expense of $5,927 and $8,331 respectively was recorded in general and administrative.

NOTE 7 – INCOME TAXES

The following table presents the current and estimated deferred tax provision for federal and state income taxes for the years ended December 31, 2018 and 2017:

	2018	2017
Current:		
Federal	$ -	$ -
State	800	800
	800	800
Deferred		

Federal	(155,388)		(249,888)
State	(34,076)		(73,856)
	(189,644)		(323,744)
Valuation allowance	189,644		323,744
Total	$ 800	$	800

The Company's net deferred tax assets at December 31, 2018 and December 31, 2017 is approximately $1,995,000 and $2,409,000 respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2018, and December 31, 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2018 and December 31, 2017, the Company valuation allowance increased by approximately $233,000 and $399,000, respectively.

Rate Rec:

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

At December 31, 2018, the Company had net operating loss carry forwards of approximately $3,600,000 that may be offset against future taxable income through 2033. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

At December 31, 2018, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $40,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2013. The Company currently is not under examination by any tax authorities.

NOTE 8 – RELATED PARTY TRANSACTIONS

See Notes 4 and 6 for disclosure of related party transactions.

Of the 13,337,000 shares of Class A voting common stock outstanding related parties own 99%. In addition, related parties make up 100% of the holders of Series A Preferred Stock and 6,527,354 or 55% of the 11,886,729 shares of outstanding Series B Preferred Stock.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on _____(Date).

GRACEDBYGRIT

By_____
Kimberly Caccavo
Chief Executive Officer, Director